SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G/A

(Amendment No. 1)*

NDS GROUP plc

(Name of Issuer)

Series A ordinary shares, par value $0.01 per share

(Title of Class of Securities)

G64067 10 4 (CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. G64067 10 4	Page 2 of 7

1	Name of Reporting Person/I.R.S. Identification No. of Above Person News Corporation
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person with	5 Sole Voting Power 42,001,000[1] 6 Shared Voting Power 0 7 Sole Dispositive Power 42,001,000[1] 8 Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 42,001,000[1]
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row (9) 77.1%[1]
12	Type of Reporting Person CO
[1]	Consists of 42,001,000 Series B ordinary shares, par value $0.01 per share, of the Issuer owned of record by News UK Nominees Limited, an English corporation. See Item 4. The Series B ordinary shares are convertible into Series A ordinary shares, par value $0.01 per share, on a share-for-share basis. Holders of Series B ordinary shares are entitled to 10 votes per share on all matters submitted to a vote of shareholders. As of October 8, 2004, the Reporting Persons beneficially owned Series B ordinary shares representing approximately 97.1% of the voting power of the Issuer and approximately 77.1% of the outstanding ordinary shares of the Issuer. See Item 4.

CUSIP NO. G64067 10 4	Page 3 of 7

1	Name of Reporting Person/I.R.S. Identification No. of Above Person News UK Nominees Limited
2	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3	SEC Use Only
4	Citizenship or Place of Organization England and Wales

Number of Shares Beneficially Owned by Each Reporting Person with	5 Sole Voting Power 42,001,000[1] 6 Shared Voting Power 0 7 Sole Dispositive Power 42,001,000[1] 8 Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 42,001,000[1]
10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares Not Applicable
11	Percent of Class Represented by Amount in Row (9) 77.1%[1]
12	Type of Reporting Person CO
[1]	Consists of 42,001,000 Series B ordinary shares, which are convertible into Series A ordinary shares on a share-for-share basis. Holders of Series B ordinary shares are entitled to 10 votes per share on all matters submitted to a vote of shareholders. As of October 8, 2004, the Reporting Persons beneficially owned Series B ordinary shares representing approximately 97.1% of the voting power of the Issuer and approximately 77.1% of the outstanding ordinary shares of the Issuer. See Item 4.

CUSIP NO. G64067 10 4	Page 4 of 7

This statement relates to the beneficial ownership of securities of NDS Group plc (the “Company”) by News Corporation and News UK Nominees Limited, and further amends and restates the previously filed statement on Schedule 13G.

This statement is filed in connection with a transaction pursuant to which The News Corporation Limited, an Australian corporation (“TNCL”), a previous reporting person hereunder, became an indirect wholly-owned subsidiary of News Corporation, a Delaware corporation (the “Reorganization”). Prior to the Reorganization, TNCL was the ultimate parent corporation of the record owner of the Company’s securities. Following the Reorganization, News UK Nominees Limited remains the record owner of the Company’s securities with News Corporation as the ultimate parent corporation of the record owner. The Reorganization was effectuated through a share exchange in which TNCL shareholders received News Corporation shares in exchange for the cancellation of their TNCL shares. Immediately prior to the Reorganization, News Corporation had no assets or liabilities other than nominal assets or liabilities. On November 12, 2004, TNCL changed its name to News Holdings Limited.

Item 1	(a).	Name of Issuer:

NDS Group plc

	(b).	Address of Issuer’s Principal Executive Offices:

1 Heathrow Boulevard 286 Bath Road West Drayton, Middlesex, UB7 0DQ, England

Item 2	(a).	Name of Person Filing:

News Corporation

News UK Nominees Limited

	(b).	Address of Principal Office, or if None, Residence:

1211 Avenue of the Americas New York, New York 10036 One Virginia Street London E98 1XY United Kingdom

CUSIP NO. G64067 10 4	Page 5 of 7

	(c).	Citizenship or Place of Incorporation for each Reporting Person:

News Corporation is a corporation incorporated under the laws of the State of Delaware.

News UK Nominees Limited is a limited liability company incorporated under the laws of England and Wales.

	(d).	Title of Class of Securities:

Series A ordinary shares, par value $0.01 per share.

	(e).	CUSIP Number:

G64067 10 4

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not Applicable.

Item 4.	Ownership:

	(a)	Amount Beneficially Owned: 42,001,000

	(b)	Percent of Class: 77.1%

	(c)	Number of shares as to which such person has:

		(i)	sole power to vote or to direct the vote: 42,001,000

		(ii)	shared power to vote or to direct the vote: 0

		(iii)	sole power to dispose or to direct the disposition of: 42,001,000

		(iv)	shared power to dispose or to direct the disposition of: 0

News UK Nominees Limited is the direct beneficial owner of 42,001,000 Series B ordinary shares of the Issuer, which are convertible into Series A ordinary shares on a share-for-share basis. Holders of Series B ordinary shares are entitled to 10 votes per share on all matters submitted to a vote of shareholders. The Series B ordinary shares reported herein represent approximately 97.1% of the voting power of the Issuer and approximately 77.1% of the outstanding ordinary shares of the Issuer.

News Corporation owns 100% of the ordinary shares of News UK Nominees Limited. Accordingly, News Corporation may be deemed to beneficially own the ordinary shares held of record by News UK Nominees Limited.

CUSIP NO. G64067 10 4	Page 6 of 7

Item 5.	Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

Item 8.	Identification and Classification of Members of a Group:

Not Applicable.

Item 9.	Notice of Dissolution of Group:

Not Applicable.

Item 10.	Certification:

Not Applicable.

CUSIP NO. G64067 10 4	Page 7 of 7

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 12, 2004	NEWS CORPORATION

	By:	/s/ Arthur M. Siskind
	Name:	Arthur M. Siskind
	Title:	Director

Dated: November 12, 2004	NEWS UK NOMINEES LIMITED

	By:	/s/ Arthur M. Siskind
	Name:	Arthur M. Siskind
	Title:	Director